[Letterhead of DG FastChannel, Inc.]

July 11, 2007

VIA EDGAR CORRESPONDENCE

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

  Re:
  DG FastChannel, Inc. ("DG FastChannel" or the "Registrant")
  Registration Statement on Form S-4 (the "  S-4")
  Filed June 8, 2007
  Amended June 27, 2007
  File No. 333-143629

  Point.360
  Schedule TO-T
  Filed June 27, 2007 by DG FastChannel

  Point.360
  Schedule 13D
  Filed December 28, 2006 by DG FastChannel
  Amended January 3 and 8, 2007
  SEC File No. 005-52979

Dear Mr. Duchovny:

        In response to the request of the staff of the Securities and Exchange Commission (the "Commission") in its letter dated July 6, 2007 (the "Comment Letter") relating to the Registration Statement of DG FastChannel, Inc. (the "Company") on Form S-4 filed on June 8, 2007, as amended June 27, 2007, the Schedule TO-T filed June 27, 2007 by the Company, and the Schedule 13D related to the securities of Point.360 filed December 28, 2006 by the Company, as amended January 3 and 8, 2007, the Company hereby confirms the following:

  (1)
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  (2)
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  (3)
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
DG FASTCHANNEL, INC.
/s/ Omar A. Choucair Name: Omar A. Choucair Title: Chief Financial Officer